Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Fabio Battaglia, Esq.
(215) 564-8077
fbattaglia@stradley.com

May 31, 2017
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Keith Gregory, Esquire

Re:	VanEck Funds
File Nos. 811-04297 and 002-97596

Dear Mr. Gregory:

On behalf of the VanEck Funds (the "Registrant"), and each series of the Registrant listed on Schedule A (the "Funds"), to be included in a Post-Effective Amendment (the "Amendment") to the Registrant's registration statement on Form N-1A, below you will find a revision to the Comment Response Letter filed on behalf of the Registrant on April 5, 2017 ("Initial Response"), and reflecting our telephonic conversations on May 22 and 23, 2017. The Amendment relates only to Class T shares of the Funds. The Amendment will be filed upon the Registrant's election to offer Class T shares of the Funds.
In our Initial Response, we responded to a comment from you to the prospectus for the Class A, I and Y Shares of the Funds in the following manner:
Comment:  On page 19, in the section entitled "Load-waived Programs Through Financial Intermediaries," please clarify whether this paragraph applies to both Class A shares and Class T shares.
Response: This paragraph also applies to Class T shares, and a corresponding paragraph will therefore be added to the Class T prospectus at the time such filing is made.
The referenced paragraph stated, for Class A shares:
Financial intermediaries may offer shares without a sales charge if they: (i) are compensated by their clients on a fee-only basis, including but not limited to Investment Advisors, Financial Planners, and Bank Trust Departments; or (ii) have entered into an

U.S. Securities and Exchange Commission

agreement with VanEck to offer Class A shares at net asset value through a no-load network or platform, or through a self-directed investment brokerage account program that may or may not charge a transaction fee to its clients.
Upon further consideration, we have determined that this paragraph does not apply to Class T shares, as the financial intermediaries offering Class T shares will not offer shares without a sales charge under the conditions listed. Class T shares were specifically created for use only by commission-based brokerage accounts held at financial intermediaries. Therefore, as the paragraph in question refers only to accounts that are in a non-commissionable wrap-fee type program or a non-commissionable no-load network or platform, the language in this section is only applicable to Class A shares and does not apply to Class T shares. Accordingly, Registrant will not include a corresponding paragraph in the Funds' Class T prospectuses. For Class T shares, intermediary-specific disclosure related to available sales charge discounts and waivers is included as an appendix to each Fund's prospectus.
We note that the Registrant intends to file the Amendment pursuant to the Registrant's Template Filing relief request dated March 27, 2017, and the Amendment will include post-effective amendments pursuant to Rule 485(b) for the series of the VanEck Funds listed in Schedule A to the Template Filing relief request. We note further that the Amendment will include a cover letter or explanatory note explaining that Registrant is relying on the template relief.
Please do not hesitate to contact me at (215) 564-8077 or Alison M. Fuller at (202) 419-8412, if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted,

/s/ Fabio Battaglia, Esquire
Fabio Battaglia, Esquire

cc:	Laura Martinez, Esquire
Jonathan R. Simon, Esquire
Cillian M. Lynch, Esquire
Alison M. Fuller, Esquire

U.S. Securities and Exchange Commission

Schedule A

•	CM Commodity Index Fund
•	Emerging Markets Fund
•	Global Hard Assets Fund
•	International Investors Gold Fund
•	Unconstrained Emerging Markets Bond Fund
•	VanEck NDR Managed Allocation Fund